Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

July 10, 2013

VIA EDGAR

Evan S. Jacobson
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intellisense Solutions Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 10, 2013 File No. 333-188920

Dear Mr. Jacobson:

Pursuant to the staff’s comment letter dated July 9, 2013, we respectfully submit this letter on behalf of our client, Intellisense Solutions Inc. a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 10, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Outside Front Cover Page of Prospectus

1.
We note your disclosure added in response to prior comment 2. Rule 144 appears inapplicable to shares issued in the current offering. See Securities Act Rule 144(a)(3). Please clarify in the risk factor on page 8 that because you are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by you in any subsequent unregistered offering, and discuss the potential effect on your ability to attract additional capital through subsequent unregistered offerings. Revise the related disclosure on pages 1, 3, and 18 accordingly.

Company response:  The Company has added the following disclsoure to pages 1, 3 and 18: “Because we are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by us in any subsequent unregistered offering.  This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.”

Risk Factors, page 6

2.
Notwithstanding your response, you do not appear to have added the disclosure requested in prior comment 7. As previously requested, please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after completion of the offering, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board.

Company response:  The Company has added the following disclosure to page 9:

Because we are likely to have less than three hundred shareholders of record, we may suspend our reporting obligations and terminate the registration statement. If we do that, your entire investment may be lost.

Because it is likely that we will have less than three hundred shareholders of record following our offering, we may be eligible to terminate our registration under Section 12(g) of the Exchange Act and suspend our reporting obligations under Section 15(d) of the Exchange Act. If we pursue this course of action, we would not be required to provide shareholders periodic or current reports which may result in no market for the securities offered herein. As a result, your entire investment may be lost.”

Description of Business

Sales, page 25

3.
We note your response to prior comment 10. In the first paragraph on page 26, please discuss your plans to develop a series of certifications for vegetarian food, and plans to charge organizations and individuals one time and yearly fees for training them to issue certificates (currently discussed on page 20).

Company response:  The Company has added the following disclosure to the first paragraph of page 26:  “We will also develop a series of certifications for different types of vegetarian food (such as Ovo-lacto, Lacto, Ovo, Vegan, etc.) and train a number of organizations or individuals who are authorized to issue such certificates. We will charge such organizations and individuals a one time and yearly fees.”

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo

Thomas E. Puzzo